April 21, 2021
VIA EDGAR
The United States Securities
    and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Nationwide VL Separate Account - G
Nationwide Life and Annuity Insurance Company
File No. 333-215173 (Nationwide® Variable Universal Life Accumulator and Nationwide® Variable Universal Life Accumulator - Series H – Post-Effective Amendment No. 6)
File No. 333-223705 (Nationwide Marathon® Variable Universal Life Ultra – Post-Effective Amendment No. 4)
Dear Ms. Marquigny:
We are filing this correspondence in relation to the above referenced Registration Statements on behalf of Nationwide Life and Annuity Insurance Company ("Nationwide") and its Nationwide VL Separate Account - G (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On February 16, 2021 Nationwide filed the above referenced Post-Effective Amendments to the Registration Statements. Nationwide received your oral comments to the Post-Effective Amendments on April 8, 2021. The revisions specified in this correspondence filing are as a result of your April 8, 2021 oral comments. Except where otherwise specifically identified, page numbers referenced below refer to Post-Effective Amendment No. 6 for Nationwide® Variable Universal Life Accumulator (File No. 333-215173).
General:
(1)
(a)	For all three (3) products, unless stated otherwise, comments apply to same or related disclosures throughout.
(b)	Please reply thru EDGAR at least 5 days prior to 485(b) filing date or effective date.
(c)	Please include proposed revised language in the response letter. If no changes are made, please specify this in the response letter.
(d)	If material information is missing or inaccurate in the 485(a), please submit completed pages with the Correspondence letter.
Response. Acknowledged.
Specific:
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(2)	Cover (All 3) – Delivery disclosure: N-6 Item 1(a)(6), the statement required by rule 481(b)(1) under the Securities Act is required until January 1, 2022.
Response. No change has been made in response to this comment. Based on Nationwide’s understanding, Rule 30e-3(i)(ii) under the 1940 Act, prescribes as a condition of relying on Rule 30e-3 the transition requirement that the required statement (the 30e-3 legend) be included on each prospectus or summary prospectus for a period of two years or until January 1, 2022, whichever comes first. Nationwide added the legend May 1, 2019, therefore Nationwide can remove the 30e-3 legend effective May 1, 2021.
(3)	Page 7. Investment Options: Please consider revising the first sentence to clarify that Net Premium is allocated per Policy owner instructions and that loan repayments follow the investment option priorities described later in the prospectus.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
Net Premium, loan repayments, and Cash Value may be allocated among general account options and/or variable investment options available in the policy. However, loan repayments are subject to the default allocation prioritization stated in the policy, see Repayment.
(4)	Page 9. Risk of Increase in Current Fees and Charges. Please clarify what "will not exceed the maximum charges shown in the fee tables" means, i.e. does it mean the guaranteed maximum rate stated in fee table is greater than or equal to the highest possible rate for the least healthy insured?
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
If a change in the charges or rates causes an increase to the policy and/or Rider charges, the policy's Cash Value could decrease. If a change in the charges or rates causes a decrease to the policy and/or Rider charges, the policy's Cash Value could increase. Policy and Rider charges will not exceed the maximum charges shown in the fee tables which are greater than or equal to the highest possible rates for Insureds with the least favorable underwriting characteristics for charge rates that vary based upon the individual characteristics of the Insured, see In Summary: Fee Tables and Standard Policy Charges.
(5)	Page 9. If there are a limited number of free policy illustrations and policy owner will be charged for any above that limit, please indicate this in the narrative and show the expense in the fee table.
Response. No change has been made in response to this comment. There is currently not a limited number of free policy illustrations. Illustrations are included under "Service Fee" in the fee table, page 11, and Service Fees narrative, page 35. The current charge is $0.
(6)	Page 10. Percent of Premium Charge: The narrative disclosure (pp. 34-35) indicates the charge may vary based upon certain individual characteristic of the Insured. If correct, please identify the representative insured on page 10, per N-6 instruction 3(b)(1) instructions. If not correct, remove the footnote symbol in the fee table and revise the narrative accordingly.
Response. The percent of Premium charge may vary by individual characteristics, but currently it does not. To address, Nationwide has revised the narrative disclosure as shown below (emphasis added). No change has been made to the fee table or footnotes related to this comment.
The percent of Premium charge rate may vary by the length of time since the Policy Date, the Insured's Issue Age, sex, rate class, rate type, rate class multiple, any monthly flat extra rating, the policy's Specified Amount and coverage provided by any elected riders, and Premium paid to date. Currently, the percent of Premium charge rate is a percentage that does not vary based on individual characteristics.
On a guaranteed basis, the maximum percent of Premium charge rate is 10%. Currently, Nationwide charges 6% of each Premium.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(7)	Nationwide Marathon Ultra VUL Page 11.Page 11. Footnote 4. In last sentence, please clarify whether phrase "any otherwise applicable surrender charge" includes partial surrenders. For consistency, also consider fee table references to surrenders in the "When surrender charge is deducted" column as well, to make clear whether applicable for full, partial, or both.
Response. Yes, for policies with the surrender charge waiver option elected, all surrender charges are waived whether they would have been generated by a full or partial surrender.

Surrender Charge[4]†	Upon full surrender, policy Lapse, and certain Base Policy Specified Amount decreases	Maximum:$46.85 per $1,000 of Specified Amount	Minimum:$1.43 per $1,000 of Specified Amount
Representative: an age 35 male preferred non-tobacco with a Base Policy Specified Amount and Total Specified Amount of $500,000; Death Benefit Option 1; and a complete surrender of the policy in the first year	Upon full surrender, policy Lapse, and certain Base Policy Specified Amount decreases	$18.30 per $1,000 of Specified Amount from the policy’s Cash Value
For policies issued prior to June 14, 2021, the maximum Surrender Charge is $46.32. The maximum Surrender Charge calculation assumes: the Insured is a female; issue age 61; tobacco and a full surrender is taken during the first three policy years. The minimum Surrender Charge calculation assumes: the Insured is a female; issue age 0; non-tobacco; and a full surrender is taken during the 10th policy year. For policies with the surrender charge waiver option elected, any otherwise applicable surrender charge, for a full or partial surrender, will be waived in its entirety in all policy years, see Surrender Charges.
(8)	Page 12. Footnote 5. Please clarify whether the policy loan interest charge percentage represents net or gross loan interest.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
The maximum and current Policy Loan Interest Charge rates are stated as gross rates of interest charged. The Policy Loan Interest Charge is described in more detail in Policy Loans.
(9)	Page 12. Footnote 4. The per $1000 of specified amount charge footnote states the minimum charge calculation assumes a standard tobacco classification. Please provide a parallel rating characteristic for the maximum charge.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
The maximum Per $1,000 of Specified Amount Charge calculation assumes: any policy year; male; any underwriting classification; issue age 85; any Total Specified Amount; and any Death Benefit Option is in effect. The minimum charge calculation assumes: policy years 1-10; female; standard tobacco; issue age 0; Total Specified Amount of $5,000,000 or more; and Death Benefit Option 1 is in effect.
(10)	Page 16. Footnote 1. Long-Term Care Rider II states the maximum charge assumes an elected benefit percentage of 4%, but no parallel is stated for the minimum. Please identify the assumed percentage for the minimum as well.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
The maximum Long-Term Care Rider II charge assumes: the Insured is a female; Issue Age 80; single non-tobacco; and elected benefit percentage of 4% of the Long-Term Care Specified Amount. The minimum charge assumes: the Insured is either male or female and is Attained Age 100; any elected benefit percentage; and any underwriting classification.
(11)	Page 16 footnote 3. Please provide explanation to the Staff why the Spouse Life Insurance Rider minimum charge assumes a larger specified amount than the maximum does.
Response. No change has been made in response to this comment. The charges are banded by level of specified amount, the higher the specified amount band the lower the applicable rider charge rate.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(12)	Page 16, footnote 7. For the Additional Term Insurance Rider cost of insurance charge, the footnote states the selected death benefit option one is an individual characteristics that applies to the minimum charge. If correct, please identify what death benefit option applies to the representative insured also.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):

Additional Term Insurance Cost of Insurance Charge[7]	Monthly	Maximum: $83.34 per $1,000 of Additional Term Insurance Rider Death Benefit	Minimum: 0.01 per $1,000 of Additional Term Insurance Rider Death Benefit
Representative: an Issue Age 35 male, in the first policy year; preferred non-tobacco with an Additional Term Insurance Rider Specified Amount of $250,000 and a Total Specified Amount of $500,000, and Death Benefit Option 1	Monthly	$0.02 per $1,000 of Additional Term Insurance Rider Death Benefit
(13)	Pages 14-15. Overloan Riders and Accelerated Death Benefit Riders charges. Fees are imposed upon invoking the rider, but rather are transactions charges. Therefore, those charges should instead be in the first table (transaction fees).
Response. The identified sections of the periodic Rider Charges fee table have been moved to the Transaction Fees table.
(14)	Page 14, Overloan Riders. The fee table provides characteristics for a representative insured, for consistency with other charges, please provide a footnote with characteristics corresponding to the representative for the minimum and maximum, so that all are parallel.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
The maximum Overloan Lapse Protection Rider II charge calculation assumes: an Attained Age 65 Insured, with a Cash Value of $500,000, assuming the cash value accumulation test life insurance qualification test is elected. The minimum Overloan Lapse Protection Rider II charge calculation assumes: an Attained Age 95 or greater Insured, with a Cash Value of $500,000, assuming the guideline premium/cash value corridor life insurance qualification test is elected.
The maximum Overloan Lapse Protection Rider charge calculation assumes: an Attained Age 65 Insured, with a Cash Value of $500,000, assuming the guideline premium/cash value corridor life insurance qualification test is elected. The minimum Overloan Lapse Protection Rider charge calculation assumes: an Attained Age 95 or greater Insured, with a Cash Value of $500,000, assuming the guideline premium/cash value corridor life insurance qualification test is elected.
(15)	Pages 14, 16. For the Accelerated Death Benefit for Terminal Illness Rider, please explain why the basis for the rider charge is described per 1000 of unadjusted accelerated benefit for the min and max in the table, but for the rep insured it is described as per 1000 of cash value.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):

Accelerated Death Benefit for Terminal Illness Rider Charge9†
TI Administrative Charge	Upon invoking the Rider	Maximum: $250.00	Currently: $250.00
Rider Charge	Upon invoking the Rider	Maximum: $200 per $1,000 of Unadjusted Accelerated Death Benefit Payment	Minimum: $30 per $1,000 of Unadjusted Accelerated Death Benefit Payment
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Representative: an Insured of any age or sex, an assumed life expectancy of 1 year, an assumed interest rate of 5% and a risk charge of 5%.	Upon invoking the Rider	$100 per $1,000 of Unadjusted Accelerated Death Benefit Payment
(16)	Pages 14-15. For Accelerated Death Benefit for Chronic Illness Rider and Accelerated Death Benefit for Critical Illness Rider, the footnote symbol for "This charge will vary based upon the individual characteristics…" appears in the table. Per N-6, instruction 3b(i) to item 3, "for any charges that depend on contract owner characteristics, should describe characteristics in the sub-caption to the table for the representative insured". Please describe the appropriate characteristics in the footnote, or if actually a flat fee, please delete the footnote symbol and include appropriate disclosures.
Response. The footnote symbol for, "This charge will vary based upon the individual characteristics…," has been removed from the Accelerated Death Benefit for Chronic Illness Rider and Accelerated Death Benefit for Critical Illness Rider listings in the fee table.
(17)	Pages 14-15. Accelerated Death Benefit for Chronic Illness Rider Administrative Charge and Accelerated Death Benefit for Critical Illness Rider Administrative Charge the other related Accelerated Death Benefit for Terminal Illness rider identifies a two part charge consisting of an administrative charge and a separate rider charge. For both new ADB riders, please provide an appropriate range for any rider charge.
Response. No change has been made in response to this comment. Neither the Accelerated Death Benefit for Chronic Illness Rider or Accelerated Death Benefit for Critical Illness Rider has a Rider Charge, just the Administrative Charge.
(18)	Page 16 footnote 3. Please provide explanation to the Staff why the Spouse Life Insurance Rider minimum charge assumes a larger specified amount than the maximum does.
Response. No change has been made in response to this comment. The charges are banded by level of specified amount, the higher the specified amount band the lower the applicable rider charge rate.
(19)	Page 17. How Sub-Account Investment Experience is Determined. If correct, please clarify that additional accumulation units are purchased for a Policy owner when Policy owner transfers value from fixed and indexed options to the variable account options, and also when NW is refunding related excess charges and when Nationwide would refund any charges taken in advance in the fixed account (and refunded due to a transfer to the variable account where they would be reassessed).
Response. Transfers have been added to the list of means of purchasing Accumulation Units. There are no charges taken in advance, i.e. none that would result in a refund due to a transfer. Nationwide has revised the identified disclosure as follows (emphasis added):
Sub-Account allocations are accounted for in Accumulation Units. A policy owner's interest in the Sub-Accounts is represented by the number of Accumulation Units owned by the policy owner. The number of Accumulation Units associated with a given Sub-Account allocation is determined by dividing the dollar amount allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account. The number of Sub-Account Accumulation Units owned by a policy owner will not change except when Accumulation Units are redeemed to process a requested surrender, transfer, loan, or to take policy charges, or when additional Accumulation Units are purchased with transfers, Premium, and loan repayments.
(20)	Page 21. Discontinuance or Substitution of Reference Indexes. Please clarify when Nationwide must provide policy owner (or assignee) with written notice of a reference index change or a new interest calculation, i.e. number of days, e.g. 30 days before, day after.,
Response. Because a change in reference index or method of calculating Index Segment interest may be driven by external events and the means of notice would be a prospectus supplement, the number of days is not ascertainable with certainty. However, Nationwide can identify that notice will be given in advance. Nationwide has revised the identified disclosure as follows (emphasis added):
Nationwide may discontinue or substitute a reference index used in an indexed interest strategy if the reference index is no longer published, if the licensing agreement is not renewed by Nationwide or the licensor, or the calculation of the reference index substantially changes. If a reference index is replaced, Nationwide will
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies select a replacement in its sole discretion. Where an indexed interest strategy uses more than one reference index, Nationwide may adjust the method of calculating Index Segment interest, rather than substituting a comparable index. In the event that Nationwide replaces any of the reference indexes or adjusts the method of calculating Index Segment interest for an indexed interest strategy, Nationwide will provide the policy owner and any assignee with advance written notice.
(21)	Page 25. Contacting the Service Center. Disclosure states that service and transaction requests received in good order are "generally" processed in the valuation period in which received in good order. Please delete "generally", or, specifically disclose the circumstances in which they will not be process in the order received in that valuation period.
Response. Nationwide respectfully declines to remove "generally" in this context, as there are noted exceptions specified in the cross-referenced Valuation of Accumulation Units provision (e.g., recognized holidays were the NYSE is closed, or where trading on the NYSE is restricted).
(22)	Page 31. Conditional Credit. Disclosure says "guaranteed minimum credit is 0.40% on an annualized basis". Please identify percent of what, e.g. total cash value, total account value, subaccount value, or otherwise.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
The accumulated premium test is met if on the eligibility date the total premium paid minus any loans, partial surrenders, or returned premium is greater than or equal to the sum of the required monthly premium in effect for each respective month the policy has been In Force. The required monthly premium varies by the Insured’s sex, Issue Age and underwriting classifications, the Total Specified Amount, elected Riders and any coverage changes. The required monthly premium is stated in the Policy Specification Pages. The guaranteed minimum credit is 0.40% of the Cash Value minus Indebtedness on an annualized basis. Any credit paid will not be recaptured for any reason. For tax purposes, the credit is considered Investment Experience, not premium.
(23)	Page 31. Cash Value. Bulleted disclosure under cash value header describes gross cash value, and the last sentence describes net cash value. Text uses cash value to describe both. For clarity, please use net when describing cash value adjusted for charges, indebtedness, subsequent transactions, etc., and gross cash value when referring to the unadjusted sum of those accounts.
Response. No change has been made in response to this comment. Respectfully, Nationwide does not intend to, nor believe it does, provide a description of "net cash value." Rather the disclosure first describes what the cash value is made up of from an "accounts" perspective, the last sentence describes Cash Value from a how it changes from day-to-day perspective.
(24)	Page 32. Increases. Please clarify whether the new surrender charge schedule will apply to the entire Base Policy Specified Amount, or just the new/increased portion of the Base Policy Specified Amount.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
To increase the Total Specified Amount, the policy owner must provide satisfactory evidence of insurability. The Insured must be Attained Age 85 or younger at the time of the request. Any request to increase the Total Specified Amount must be at least $10,000. An increase in the Total Specified Amount may cause an increase in the Net Amount At Risk. Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the policy's Cost of Insurance Charge to increase. An increase in the Base Policy Specified Amount and/or Rider Specified Amount may require the policy owner to make larger or additional Premium payments in order to avoid Lapsing the policy. A separate additional Per $1,000 of Specified Amount Charge and surrender charge schedule will also apply to the amount of the Base Policy Specified Amount increase.
(25)	Page 32. Right of Conversion. If correct, please clarify that surrender charges are not applied to transfers from the variable account to the fixed account.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
Within 24 months of the Policy Date, or longer if required by state law, a policy owner may elect to transfer 100% of the policy’s Cash Value allocated to the Sub-Accounts into the Fixed Account without regard to any restrictions otherwise applicable to such transfers and no surrender charge will be assessed.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(26)	Page 33. Standard Policy Charges. In last paragraph, 3rd and 4th sentences are difficult to discern the meaning. If Nationwide’s purpose is to say that charges will be imposed/changed in a non-discriminatory manner, please consider clarifying with similar language as used elsewhere, or if means something else, clarify that.
Response. Nationwide has made no change in response to this comment. The purpose of this language is not to state that changes to charges/charge rates will be on a non-discriminatory basis. It is describing the relative impact on the ability to grow Cash Value in the event charges increase or decrease, respectively.
(27)	Partial Surrender Fee.
(a)	Page 34. Please confirm there is no partial surrender fee for deduction of policy charges.
(b)	Nationwide Marathon Ultra VUL Pages 35-36. Surrender Charge. The new disclosure refers to guaranteed and non-guaranteed per $1000 of Specified Amount Charge Rates. Indicates will be higher if surrender charge waiver option is elected. Reference to guaranteed is not clear. In description, please substitute corresponding fee table terms for guaranteed and non-guaranteed here. Specifically name each charge that is going to be higher if the policy owner elects that option.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
(a)	Nationwide confirms there is no partial surrender fee for deduction of policy charges.
(b)	Nationwide has revised the identified disclosure as follows (emphasis added):
For policies with applications signed on or after June 14, 2021 or the date of state availability of the surrender charge waiver option, whichever is later, that elect the option, all surrender charges will be waived in all policy years and the maximum and current non-guaranteed per $1,000 of Specified Amount charge rates will be greater than they would be if the surrender charge waiver option is not elected, see Per $1,000 of Specified Amount Charge. The benefit associated with electing the surrender charge waiver option is the ability to receive a greater Cash Surrender Value if the policy is surrendered while a surrender charge would otherwise apply. However, the Cash Value will be lower over the life of the policy due to the deduction of greater per $1,000 of Specified Amount charges. If the surrender charge waiver option is available, election is only available at the time of application and is irrevocable.
(28)	Nationwide Marathon Ultra VUL Page 35. In the second Reduction of Surrender Charges section just above chart, there is a reference to a "large case" reduction schedule, please define what that is. Also, explain the considerations that would be most relevant to a policy owner in considering whether to elect the surrender charge waiver option or the large case surrender charge reduction schedule. When is one going to be a better choice than the other. Please clarify.
Response. As follows:
(a)	Nationwide has removed the term "large case." It was intended to be defined by the preceding clause, "a case with first year premium equal to or greater than $25,000." However, on rereading, it is not necessary to use the term. An excerpt showing the change is provided here for convenience.
For policies with applications signed prior to June 14, 2021 or the date of state availability of the surrender charge waiver option, whichever is later, with first year premium equal to or greater than $25,000, Nationwide provides a surrender charge reduction schedule with lower surrender charges during the first four policy years as follows:
(b)	Nationwide has made no change in response to the request to add disclosure explaining the considerations that would be most relevant to a policy owner in considering whether to elect the surrender charge waiver option or the large case surrender charge reduction schedule. Having a choice will never occur because the availability of the "large case" surrender charge reduction schedule ends the day before the surrender charge waiver option becomes available, June 14, 2021 or the date of state availability.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(29)	Page 37. Percent of Subaccount Value Charge. The first sentence of the last paragraph is not clear. Given that current percent of subaccount value charge is zero, please revise that sentence or describe how that percentage would decrease over time.
Response. Nationwide has deleted the paragraph containing this statement.
(30)	Page 41. Overloan Lapse Protection Rider II. Please clarify in the eligibility section whether the 15 year in force requirement is 15 years from Policy Date regardless of any period of lapse, or does it take lapse into consideration and require 15 total years actually in force?
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
The 15th policy anniversary has been reached, regardless of any period of lapse, and the policy is currently In Force; and
(31)	Page 41. Overloan Lapse Protection Rider II. In the eligibility section, when a Policy owner requests a 7702 withdrawal but neglect to characterize as a partial surrender how does Nationwide characterize by default, if it is not defaulted to characterization as a partial Surrender say directly what it is treated as, and state that Policy owner has the responsibility to make sure they maintain qualification
Response. Nationwide has made no change in response to this comment. The withdrawal required under the rider to meet the 7702 requirement is always characterized as a partial surrender.
(32)	Pages 41 and 43. Overloan Lapse Protection Rider II and Overloan Lapse Protection Rider. In the Impact on Other Riders and the Policy section, disclosure states that after invoking the rider, no additional policy charges will be assessed. The term "additional policy charges" is not clear. Is this policy charges only, or also rider charges? For example, would charge for Additional Term Insurance Rider, which does not terminate, still apply? If correct, consider revising to clearly state that "no further charges will be assessed against their policy".
Response. No additional policy or rider charges are assessed after the Rider is invoked, including no further charges for the Additional Term Insurance Rider. Nationwide has revised the identified disclosure as follows (emphasis added):
After the above adjustments are made, the Indebtedness will continue to grow at the policy's loan charged rate, and the amount in the policy loan account will continue to earn interest at the policy's loan crediting rate. No additional policy or Rider charges will be assessed. No further loans may be taken from the policy and no withdrawals may be taken from the policy (except for a full policy surrender). Cash Value may not be transferred out of the Fixed Account. The Death Benefit will be the greater of the Total Specified Amount or the Minimum Required Death Benefit. The policy will remain as described above for the duration of the policy.
(33)	Page 42. Overloan Lapse Protection Rider II and Overloan Lapse Protection Rider.
(a)	If the only Death Benefit Option that depends on Cash Value is Death Benefit Option 2, please restate this more directly in this context.
(b)	If correct, please state directly that when you have Death Benefit Option 2 prior to invoking the riders the death benefit after invoking the riders will be lower because Death Benefit Option adds the cash value to the Death Benefit Option proceeds and the Death Benefit Option under the riders (One) does not, i.e. the Policy owner is giving up having the cash value added.
Response. As follows:
(a)	Nationwide has made no change in response to this comment. This is not correct, any of the Death Benefit Options could depend on the Cash Value if in corridor, i.e. if the Internal Revenue Code required minimum death benefit applies to the particular policy.
(b)	Nationwide has revised the identified disclosure as follows (emphasis added):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Invoking the Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. For policies with Death Benefit Option 2 or 3 before the Rider is invoked, the Death Benefit after the Rider is invoked, Death Benefit Option 1, will provide a lower Death Benefit because of the loss of the Cash Value or Premium component respectively. Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.
(34)	Page 42 - 43. Overloan Lapse Protection Rider II and Overloan Lapse Protection Rider. These two riders are significantly similar in that the reader cannot distinguish between them easily. Please provide disclosure comparing the key features and differences, such as a side-by-side table or comparable table to differentiate.
Response. Nationwide has made no change in response to this comment. The policy owner does not get to choose which rider they received. The rider is issued automatically based on the application signed date with eligible policies.
(35)	Page 45. Impact of Invoking Long-Term Care Rider II. If correct, please clarify that loans, partial surrenders, and all other changes mentioned above (immediately after the Impact heading) are permitted during the elimination period (have invoked, but not received benefit yet).
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
After the elimination period, while Long-Term Care Rider II benefits are being paid, the following are not permitted: loans, partial surrenders, changes to the Base Policy Specified Amount or Total Specified Amount, changes in underwriting classification, addition of other Riders, or changes in death benefit option. In addition, the following are applicable:
(36)	Page 45. Accelerated Death Benefit for Chronic Illness Rider. If correct, please modify last sentence of the second to last item in the bulleted list that, upon termination, Nationwide will no longer impose the Accelerated Death Benefit for Chronic Illness Rider charge, but will assess the charge for the Long-Term Care Rider II. Reviewer Suggestion "Method of demonstrating the initial period of care required for eligibility, does not determine the value/amount of the benefit they receive."
Response. Nationwide has made no change in response to this comment. Respectfully, Nationwide believes that the fact the Accelerated Death Benefit for Chronic Illness Rider has no ongoing periodic charge and the narrative disclosure of the Long-Term Care Rider II, which must be applied for, discloses its charge provide sufficient disclosure.
(37)	Page 45. Long-Term Care Rider II. In the Invoking the Rider section, the reader could conclude that rider benefits are reimbursement payments for the care service claims they are submitting. Please consider clarifying (under Claims) that the value of the benefit is instead based on their individual characteristics and account value, not reimbursement for claim submitted.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
Written notice of a claim must be given within 30 days after the Insured begins receiving qualified long-term care services. Written proof of claim, consisting of detailed documentation that describes and confirms the Insured is chronically ill and is receiving qualified long-term care services, must be given within 90 days. If Nationwide approves a claim, the benefit payable does not depend on the actual cost of qualified long-term care services received. The Policy owner can elect to receive a monthly benefit of any amount between the minimum and maximum monthly benefit for the policy.
If Nationwide determines that a benefit trigger has not been met, it will follow internal and external review processes consistent with applicable laws and regulations in the state of issue. The policy owner must give immediate notice when the receipt of qualified long-term care services has ceased or is no longer required. Nationwide, at its own expense, has the right to have the Insured examined as often as it may reasonably require while Long-Term Care Rider II benefits are being paid.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(38)	Page 52. In the Accelerated Death Benefit for Terminal Illness Rider Charges section, the term Guaranteed Cash Surrender Value Interest Rate is used. Please define and describe this term, what it is, what it does, and why it matters.
Response. The subject disclosure has been updated. As a result the term "Guaranteed Cash Surrender Value Interest Rate" is no longer used. All edits are as or more favorable to policy owner’s. Nationwide has revised the identified disclosure as follows (emphasis added):
The interest rate used for the interest rate discount component will never be greater than 8%. The interest rate is calculated using the greater of: (1) the current yield on 90-day treasury bills; or (2) the Moody’s Corporate Bond Yield Average – Monthly. In the event that Moody’s Corporate Bond Yield Average - Monthly is no longer published, Nationwide will use a substantially similar average, established by the applicable state’s insurance Commissioner.
(39)	Page 53. Accelerated Death Benefit for Chronic Illness Rider. In the Eligibility Requirements section, the third bullet refers to a statement that the Policy owner must not be required to exercise the rider to obtain government benefits. To help the Staff understand this rider more thoroughly, please explain what is contemplated and why this requirement is included.
Response. Nationwide has made no change in response to this comment. This is limitation on eligibility specifically permitted by state insurance law meant to protect Policy owner’s death benefit (Specified Amount) from being counted as an asset or source of income for any spend down or other government benefit eligibility requirements.
(40)	Page 53. Accelerated Death Benefit for Chronic Illness Rider. In the Chronic Illness Benefit Payment Calculation – Administrative Charge and Deductions it is complex and somewhat difficult to understand. Please consider providing an example similar to Accelerated Death Benefit for Terminal Illness. The narrative is complex and hard to understand, please provide an example calculation, like the one in Accelerated Death Benefit for Terminal Illness.
Response. Nationwide has revised the identified disclosure to provide a cross reference to the existing numerical example as follows (emphasis added):
A disclosure statement will be provided at the time of a claim stating the applicable Rider administrative charge, other deductions from the CI Unadjusted Accelerated Death Benefit Payment, and amount of the CI Accelerated Death Benefit Payment, see Calculation of the Accelerated Death Benefit for Chronic Illness.
(41)	Page 54. Impact of Invoking the Accelerated Death Benefit for Chronic Illness Rider on the Policy. Disclosure under that header is not presented in a way that helps readers understand relationship between the rider’s payout and the policies ultimate death benefit value. Please describe these relationships so that the Policy owner understands the utility of the rider, the primary choices in determining whether to invoke it, and the ultimate impact of invoking the benefit.
Response. Nationwide has added the identified disclosure as follows (emphasis added). See also response to Comment 45, added to narrative disclosure to assist Policy owner’s in determining which Accelerated Death Benefit Rider to invoke when multiple options are available, if any.
On each chronic illness benefit payment date, the Base Policy Specified Amount will be reduced by subtracting a dollar amount equal to the CI Unadjusted Accelerated Death Benefit Payment multiplied by a factor that is the lesser of the applicable guaranteed maximum Base Policy Specified Amount reduction factor stated in the Policy Specification Pages or a non-guaranteed Base Policy Specified Amount reduction factor determined by Nationwide. The result of this calculation will be reduction of the Base Policy Specified Amount by more than the CI Unadjusted Accelerated Death Benefit Payment Amount. Therefore, the total amount of benefit received if this Rider is invoked, Death Benefit Proceeds plus CI Accelerated Death Benefit Payments, will be less than the Death Benefit Proceeds that could be received if this Rider is not invoked.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(42)	Page 54. Impact of Invoking the Accelerated Death Benefit for Chronic Illness Rider on the Policy. In the second paragraph of this section, please explain the impact of calculation practical terms, what is the intent of the alternative reduction factor on the benefit payment. Under what circumstances will the impact on the policy be less that the maximum reduction permitted.
Response. The purpose of having an alternative or "non-guaranteed" reduction factor is to potentially allow a lesser reduction than would apply if the guaranteed reduction factor is used. Nationwide has added the following disclosure after the numbered list following second paragraph of the Impact of Invoking the Accelerated Death Benefit for Chronic Illness Rider on the Policy section (emphasis added).
Note: The purpose of providing a non-guaranteed Base Policy Specified Amount reduction factor is to potentially provide a lower reduction factor than would apply if the guaranteed Base Policy Specified Amount reduction factor were used. The non-guaranteed Base Policy Specified Amount reduction factor will be determined at the time a claim is processed using Nationwide’s then current expectations for mortality for the Insured’s Attained Age and sex. Higher expected mortality results in a lower non-guaranteed Specified Amount Reduction Factor. Higher interest rates at the time a claim is processed result in a higher non-guaranteed Specified Amount Reduction Factor. The applicable non-guaranteed Base Policy Specified Amount reduction factor can be obtained by contacting the Service Center, see Contacting the Service Center.
(43)	Page 55. Claims.
a)	Please explain the difference, if any, in invoking the Accelerated Death Benefit for Chronic Illness Rider and making a claim under the rider.
b)	Please explain the notification process in greater detail, specifically can a Policy owner find out how receipt of the Accelerated Death Benefit for Chronic Illness Rider benefit payment will impact their Base Policy Spec Amount and other policy values before they make a claim? If not, consider referring the reader to the benefit payment section immediately above the terminating the rider provision.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
a)	There is no difference, the Rider is invoked by submitting a claim. No change has been made.
b)	Disclosure has been added to the Claims section advising that a statement of the applicable Base Policy Specified Amount reduction factor and impact to policy values will be provided upon receipt of notice of a claim:
Upon receiving notice of a claim, a disclosure statement will be provided projecting the amount of the applicable Base Policy Specified Amount reduction factor and the impact of taking the CI Accelerated Death Benefit Payment on policy values. Within 30 days of receiving a CI Accelerated Death Benefit Payment, the Policy owner may return it to the Service Center. The CI Accelerated Death Benefit Payment and related charges will be credited to the policy, and any related changes to the policy will be reversed.
(44)	Page 54. Impact of Partial Surrenders and Indebtedness on Rider Benefits. If payment of the rider benefit could cause the policy to lapse, please state this prominently and explicitly. Disclosure should clearly explain to the Policy owner could forfeit the contract as a direct result of claiming this benefit.
Response. Claiming the Rider benefit will not cause the policy to lapse. The subject language is intended to convey that even if the entire benefit payment is used to pay Indebtedness, there may be remaining Indebtedness that could cause the policy lapse unless additional Premium is paid or additional loan repayment is made. Nationwide has made no change in response to this comment, except the addition of a comma as follows (emphasis added):
Outstanding Indebtedness on the date a CI Accelerated Death Benefit Payment is calculated will reduce the amount of the CI Accelerated Death Benefit Payment, because a portion of any CI Unadjusted Accelerated Death Benefit Payment will be applied as a policy loan repayment. If Indebtedness is great enough, it may result in the entire CI Unadjusted Accelerated Death Benefit Payment, after deduction of the Rider administrative charge and any unpaid Premium or policy charges, being applied as a policy loan repayment. If,
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies after deduction of the Rider administrative charge and any unpaid Premium or Policy charges, Indebtedness remains after application of the entire CI Unadjusted Accelerated Death Benefit Payment as a policy loan repayment, an additional policy loan repayment or Premium payment may be required to keep the policy In Force.
(45)	Accelerated Death Benefit Riders Collectively. Please consider including a chart, graph, or other visual explanation of how the timing/order of taking payments under the respective multiple riders impact the amount of benefit available under the ones that are left, i.e. the value of the benefits each one can provide. In the event the benefit could be higher or lower based on the order they would choose to claim, please disclose that and consider including examples or a chart.
Response. Nationwide will continue to consider a chart, graph, or other visual explanation in conjunction with updating prospectuses for new Form N-6 requirements. Additionally:
a)	Each of the Accelerated Death Benefit Riders, except the Accelerated Death Benefit Rider for Terminal Illness Rider already states in its respective, "Impact of Invoking..." section that it reduces the amount that will be available to be taken under other Accelerated Death Benefit Riders. An "Impact of Invoking…" section has been added to the Accelerated Death Benefit Rider for Terminal Illness Rider narrative disclosure.
b)	There is not an order that is always most beneficial and an individual insured may not qualify for benefits under more than one of the Accelerated Death Benefit Riders at the same time. If an insured does qualify for benefits and makes a claim under more than one Accelerated Death Benefit Rider at the same time, an order of processing is stated in each respective Accelerated Death Benefit Rider’s "Impact of Invoking…" section.
c)	To provide supporting narrative disclosure for assisting Policy owners in determining which benefit they are eligible for is most appropriate for their circumstances, the following disclosure, and additional supporting disclosure where applicable, has been added to each of the Riders that provide a benefit as an acceleration of the Base Policy Specified Amount (underline added, the text will appear in bold in each of the applicable riders):
Before submitting a claim for benefits under this Rider, the Policy owner should consult his/her financial professional. The Policy owner can request a disclosure statement projecting the impact of making a claim under this Rider and any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount for which the Insured meets the eligibility requirements. Additionally, illustrations based on the benefit paid as well as other methods of distributing money from the policy, such as loans and partial surrenders, if there is Cash Value, can also be requested, see Contacting the Service Center. These resources can be used by the Policy owner and their financial professional to determine whether the making a claim is consistent with the purchaser’s life insurance objectives, tax situation, and other personal characteristics and needs.
(46)	Page 56. Calculation of the Accelerated Death Benefit for Chronic Illness. This section provides the mathematical formulas for calculating the benefit. However, the disclosure does not explain how to obtain the numbers used in the example. For each variable, please explain where or how the Policy owner can find the exact amount that would apply (e.g. in the Policy Specification Pages, on the most recent statement, etc.) so that they can apply that example. Please consider offering a simpler representative insured example (45 yr old, $1M face amt, 4 years of benefit, $X DB left over).
Response. Nationwide has added the identified disclosure after the example calculation as follows (emphasis added), Nationwide believes this is more effective information than a simplified example due the multiple policy impacts that would be left out of a Death Benefit only example:
A disclosure statement providing all of the values necessary to perform the calculation above at a particular point in time and a projection of impacts to policy values is available upon request by contacting the Service Center, see Contacting the Service Center.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(47)	Page 56. Calculation of the Accelerated Death Benefit for Chronic Illness. There is a post-calculation Specified Amount, SApost, that seems to be missing an equal sign before the final value. The same is true of the CVpost line, please review and revise.
Response. Nationwide has added "=" to the identified calculation items.
(48)	Page 57. Accelerated Death Benefit for Critical Illness. In the Eligibility Requirements section, specifically the statement that a copy of the rider with the definitions for qualifying conditions is available upon request from the Service Center. The Staff notes the description of the definitions directs the policy owner to the rider contract, rather than stating the same in the prospectus. Please confirm all material requirements related to eligibility are disclosed in the prospectus.
Response. Nationwide confirms all material requirements related to eligibility are disclosed in the prospectus.
(49)	Page 57. Accelerated Death Benefit for Critical Illness. In the Impact of Invoking the Accelerated Death Benefit for Critical Illness Rider on the Policy section, please consider telling the reader up front the context in which the rider will provide an appreciable benefit, for whom, and what happens to ultimate death benefit . For example, is the sum of the Accelerated Death Benefit and any remaining Death Benefit likely less than just waiting for Death Benefit?
Response. Nationwide has added the identified disclosure as follows (emphasis added). See also response to Comment 45, added to narrative disclosure to assist Policy owner’s in determining which Accelerated Death Benefit Rider to invoke when multiple options are available, if any.
Therefore, the total amount of benefit received if this Rider is invoked, Death Benefit Proceeds plus CRI Accelerated Death Benefit Payments, will be less than the Death Benefit Proceeds that could be received if this Rider is not invoked.
(50)	Page 57. Accelerated Death Benefit for Critical Illness. In the Impact of Invoking the Accelerated Death Benefit for Critical Illness Rider on the Policy section, the statement above first set of numbered bullets, non-guaranteed Base Policy Specified Amount reduction factor, please provide a practical disclosure summary of what this reduction factor is intended to achieve and why it matters to a Policy owner.
Response. The purpose of having an alternative or "non-guaranteed" reduction factor is to potentially allow a lesser reduction than would apply if the guaranteed reduction factor is used. Nationwide has added the following disclosure after the numbered list following second paragraph of the Impact of Invoking the Accelerated Death Benefit for Chronic Illness Rider on the Policy section (emphasis added).
Note: The purpose of providing a non-guaranteed Base Policy Specified Amount reduction factor is to potentially provide a lower reduction factor than would apply if the guaranteed Base Policy Specified Amount reduction factor were used. The non-guaranteed Base Policy Specified Amount reduction factor will be determined at the time a claim is processed using then current Nationwide’s expectations for mortality for the Insured’s Attained Age and sex. Higher expected mortality results in a lower non-guaranteed Specified Amount Reduction Factor. Higher interest rates at the time a claim is processed result in a higher non-guaranteed Specified Amount Reduction Factor. The applicable non-guaranteed Base Policy Specified Amount reduction factor can be obtained by contacting the Service Center, see Contacting the Service Center.
(51)	Page 57. Accelerated Death Benefit for Critical Illness. In the Impact of Partial Surrenders and Indebtedness on Rider Benefits section, parallel to the Accelerated Death Benefit for Chronic Illness Rider, please make similar changes if exercising the rider may cause the policy to lapse, i.e. if someone with significant outstanding Indebtedness could lapse due to taking the benefit/loan repayment.
Response. Claiming the Rider benefit will not cause the policy to lapse. The subject language is intended to convey that even if the entire benefit payment is used to pay Indebtedness, there may be remaining Indebtedness that could cause the policy lapse unless additional Premium is paid or addition loan repayment is made. Nationwide has made no change in response to this comment, except the addition of a comma as follows (emphasis added):
Outstanding Indebtedness on the date a CRI Accelerated Death Benefit Payment is calculated will reduce the amount of the CRI Accelerated Death Benefit Payment, because a portion of any CRI Unadjusted Accelerated Death Benefit Payment will be applied as a policy loan repayment. If Indebtedness is great enough, it may
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies result in the entire CRI Unadjusted Accelerated Death Benefit Payment, after deduction of the Rider administrative charge and any unpaid Premium or policy charges, being applied as a policy loan repayment. If, after deduction of the Rider administrative charge and any unpaid Premium or Policy charges, Indebtedness remains after application of the entire CRI Unadjusted Accelerated Death Benefit Payment as a policy loan repayment, an additional policy loan repayment or Premium payment may be required to keep the policy In Force.
(52)	Page 64. Dollar Cost Averaging. states "may direct Nationwide to automatically transfer amounts from the fixed account", please clarify whether these transfers are monthly, quarterly, annually, or otherwise, and state how long they last.
Response. Nationwide has revised the identified disclosure as shown (new text underlined here). The current disclosure states how long a program will last (existing text in bold).
Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations and promote a more stable Cash Value and Death Benefit over time. A policy owner may elect to participate in a monthly dollar cost averaging program at the time of application or at a later date by submitting an election form to the Service Center. An election to participate in the program that is submitted after application will be effective at the end of the Valuation Period coinciding with the date requested or, if that date has passed or no date is specified, at the end of the Valuation Period during which the request was received, or the end of the right to cancel period, whichever is later. Nationwide reserves the right to require dollar cost averaging transfers to be at least $100 dollars.
There is no charge for dollar cost averaging and dollar cost averaging transfers do not count as transfer events. Dollar cost averaging transfers will continue to be processed each month until there is no more Cash Value left in the originating investment option(s) or until a policy owner instructs Nationwide to terminate the service. Policy owners may direct Nationwide to automatically transfer specific amounts from the Fixed Account and the:
(53)	Page 64. Dollar Cost Averaging. Please disclose how the fixed account percentage restrictions on transfers apply after termination of Dollar Cost Averaging. Disclose any impact.
Response. Nationwide has added the identified disclosure as follows (emphasis added):
There is no charge for dollar cost averaging and dollar cost averaging transfers do not count as transfer events. Dollar cost averaging transfers will continue to be processed each month until there is no more Cash Value left in the originating investment option(s) or until a policy owner instructs Nationwide to terminate the service. Policy owners may direct Nationwide to automatically transfer specific amounts from the Fixed Account and the:
•	Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class V
to any other Sub-Account or the indexed interest strategies. Certain Sub-Accounts or indexed interest strategies may or may not be available depending on when the policy was purchased, see Appendix A: Underlying Mutual Fund Information and Appendix B: Indexed Interest Strategies for details on Sub-Account and indexed interest strategy availability. Transfers from the Fixed Account must be no more than 1/12th of the Fixed Account value at the time the program is elected. Restrictions on transfers from the Fixed Account do not apply to dollar cost averaging programs. If a dollar cost averaging program terminates at a time when restrictions on other requested transfers from the Fixed Account are subject to the restrictions, further transfers from Fixed Account will be subject to the restrictions until or unless another dollar cost averaging program is elected, see Fixed Account Restrictions.
(54)	Page 65. Asset Rebalancing. Please clarify this statement "unless elected otherwise, asset rebalancing will not affect allocation of premiums paid after…". How does Nationwide treat later received premiums after the Asset Rebalancing program begins? Please consider revising and providing examples.
Response. Nationwide has revised the identified disclosure as shown (new text underlined here):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

A Policy owner may elect to participate in an asset rebalancing program. Asset rebalancing involves the automatic rebalancing of the Cash Value in the Variable Account to the chosen Sub-Accounts (up to 20) on a periodic basis. Cash Value allocated to the general account options is not eligible for asset rebalancing. A Policy owner can schedule asset rebalancing to occur every three, six, or 12 months on days when Nationwide prices Accumulation Units. There is no charge for asset rebalancing and it does not count as a transfer event.
A policy owner may elect to participate in an asset rebalancing program at the time of application or at a later date by submitting an election form to the Service Center. Premium received with or after the asset rebalancing application will continue to be initially allocated according to the Policy owner’s instructions for Net Premium, unless they elect on the asset rebalancing application to replace the allocation instructions for Net Premium with the asset rebalancing program’s Sub-Account allocations. Whether this election is made or not, all Cash Value in the Sub-Accounts will be reallocated according to the asset rebalancing program’s allocations at the frequency elected by the Policy owner. Manual transfers will not automatically terminate the program. As long as a policy with asset rebalancing elected remains In Force, termination of asset rebalancing will only occur as a result of specific instruction by a policy owner to do so. Nationwide may modify, suspend, or discontinue asset rebalancing programs at any time.
(55)	Page 65. Automated Income Monitor. Certain aspects of the Automated Income Monitor are not disclosed with sufficient clarify. In particular, please specifically state whether NW may charge the policy owner for each partial surrender they may take under the program. And if so, please disclose any heightened risk of lapse to which the policy owner should be made aware.
Response.
Automated Income Monitor is an optional systematic partial surrender and/or policy loan program that may be elected at any time, at no additional cost, i.e. no partial surrender fee or service fee for loan processing will be assessed for partial surrenders or loans taken as part of an Automated Income Monitor program. This program is only available to policies that are not modified endowment contracts.
(56)	Page 65. Automated Income Monitor. The second paragraph, second sentence states, "The income stream is generated via partial surrenders until the policy cost basis is depleted,…" For the reference to "policy cost basis", please explain this value, what it is and how it is determined, and where used throughout the disclosure.
Response. Nationwide has created a new defined Term in Appendix C (emphasis added). This term has replaced "cost basis" in the Automated Income Monitor narrative. Other uses of the term "investment in the contract" in the Taxes section have been conformed to the capitalization of the new term.
Investment in the Contract – The amount that may be withdrawn from the policy tax free as defined in Section 72(e)(6) of the Code, see Taxes.
(57)	Page 66. Automated Income Monitor.
a)	In the numbered list that discusses termination of an Automated Income Monitor, item 3(c) "at the time of a requested partial surrender or policy loan outside the program," please explain what "outside the program" means.
b)	clarify whether action taken under any other rider could trigger this termination item.
c)	also, consider providing practical examples or explanation of the circumstances that would cause the Automated Income Monitor program to terminate under 3(g).
Response.
a)	Partial surrenders or loans requested outside the program. Nationwide has revised the identified disclosure as shown (emphasis added):
If, while an Automated Income Monitor program is active, a separate specific request for a loan or partial surrender is made;
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

b)	The list of riders that if invoked while an Automated Income Monitor program is in effect will result in termination of the Automated Income Monitor program immediately following the list has been made item (i) to clarify that it is part of the termination triggers and revised to clarify whether invoking or benefits beginning results in termination as follows (emphasis added):
(i)	when either the Overloan Lapse Protection Rider II or Overloan Lapse Protection Rider is invoked or when the Long-Term Care Rider II or Long-Term Care Rider begins providing benefits after the elimination period.
c)	Nationwide has revised the identified disclosure as shown (emphasis added):
(g)	for policies with the guideline premium life insurance qualification test elected, at any time the scheduled partial surrender would cause the policy to fail to qualify as life insurance under Section 7702 of the Code, this might occur if the Base Policy Specified Amount is significantly decreased prior to beginning an Automated Income Monitor program, consult your financial professional;
(58)	Page 67. Automated Income Monitor. Text immediately after 3(h), invoking other riders, as "invoked" or "begins providing benefits" are not always clear depending upon the rider, please clarify/specify as appropriate, e.g. invoking for Long-term Care Rider and Long-Term Care Rider II is 90 days before you receive benefits.
Response. See response to Comment 57.b.
(59)	Page 67. Policy Loans. Item N-6 Item 10(d) requires the prospectus to disclose amounts borrowed under policy do not participate in Registrants investment experience. Please include the required language or direct to where this is disclosed.
Response. Nationwide has made no change in response to this comment. The second sentence of the first paragraph of the Collateral and the Policy Loan Account section contains this information: "Transferring Cash Value to the policy loan account reduces the policy owner’s investments in the Sub-Accounts, fixed interest options, and indexed interest options."
(60)	Page 67. Policy Loans. In the Collateral and the Policy Loan Account section, second paragraph, N-6 Item 10(c) requires the prospectus to state the amount of interest charged/credited in connection with loans. Please disclose or direct to where the min amt of interest credit is disclosed.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
The policy owner will earn interest on the collateral held in the policy loan account. Interest will accrue daily at no less than 3.0%.
(61)	Page 75. Minimum Long Term Care Rider II Death Benefit Proceeds. Please explain the practical effect of each bullet under this heading, and in what general context and circumstances will there be no Death Benefit paid under bullet 1. Bullet 2, as written the Staff does not understand it, please rewrite it in plain English.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
If Long Term Care Rider II benefits have been paid and the Rider is In Force when the Insured dies, the policy will provide minimum Death Benefit Proceeds as follows:
•	If the Long Term Care Rider II is not keeping the policy In Force and the normally payable Death Benefit Proceeds will not be greater than or equal to 10% of: the Base Policy Specified Amount minus any Indebtedness, Nationwide will instead pay Death Benefit Proceeds equal to the greater of zero, or:
•	(1) 10% of: the Base Policy Specified Amount minus any Indebtedness; minus (2) the lesser of (a) or (b) if the Policy is in a grace period when the Insured dies, where: (a) is any due and unpaid monthly deductions and any other Policy charges; and (b) is the dollar amount of Premium that would meet the requirements of any death benefit guarantee or no-lapse guarantee;
■	the result will be zero if Indebtedness is greater than the Base Policy Specified Amount, or if the value in (2) exceeds the value in (1); and
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

•	If the Long Term Care Rider II is keeping the policy In Force and the normally payable Death Benefit Proceeds will not be greater than or equal to: 10% of: the Long-Term Care Specified Amount minus any Indebtedness, Nationwide will instead pay Death Benefit Proceeds equal to 10% of: the Long-Term Care Specified Amount minus any Indebtedness;
■	the result will be zero if the Indebtedness exceeds the Long-Term Care Specified Amount.
(62)	Page 75. Policy Settlement Options. Joint and Survivor Life Option, last sentence, if correct, clearly state that a potential consequence of each life contingent settlement option is that the payee may receive far less under the settlement option than they would have otherwise received with a lump sum Death Benefit if they did not take a life settlement.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
Once payments begin under this option, withdrawals are not permitted. Payments will cease upon the death of the last surviving payee. Nationwide will make no payments to the last surviving payee's estate. A potential consequence of electing a life contingent settlement option is that the payee may receive far less under the settlement option than they would have otherwise received with a lump sum payment of the Death Benefit Proceeds. It is possible that only one payment will be made under this option if both payees die prior to the first payment.
(63)	Page 96. Appendix B: Indexed Interest Calculations. These examples are not new or revised disclosures, but all appear to include errors. Please present the indexed interest segment rate line as two separate sequential equations, or place everything that precedes the minus sign in bracket, example One Year Uncapped S&P 500.
Response. Nationwide has revised the identified disclosure by adding parenthesis to the example calculations for the Reference Index Performance Rates in Appendix B.
(64)	Back Cover – N-6 Item 1(b)(1), as written the 1(b)1 disclosure is inappropriately narrow. Please indicate that the Statement of Additional Information includes additional information about both the Registrant and Depositor, not just the policy and Depositor. Also, current language only indicates that you get the Statement of Additional Information for free. Form requirement also includes that you indicate if personalized illustrations are also available free of charge.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
The Statement of Additional Information contains additional information about the Variable Account and Nationwide. To learn more about the policy, the policy owner should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus. For a free copy of the SAI, to receive, without charge, personalized illustrations of Death Benefits, Cash Surrender Values, and Cash Values, and to request other information about the policy contact the Service Center:
(65)	Nationwide® Variable Universal Life Accumulator – Series H.
a)	Please apply all of the same comments to parallel disclosure in Series H prospectus.
b)	Page 35. Policies Without Surrender Charges. the first sentence is confusing. If illustrated net premium means, "Premium, minus any illustrated policy loans and surrenders," then please use capitalized letters and create a defined term for this and use in circumstances in which it applies. Please disclose any procedure that the policy owner has to follow in order to meet the requirements for a policy issued without surrender charges.
c)	Page 70. Surrenders. Please add disclosure related to the circumstances in which surrender charges will not be assessed for full and/or partial surrenders. Likewise, where appropriate, supplement or revise surrender descriptions in the various rider provisions.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
a)	Comments 1-64 have been applied to parallel disclosure in the Series H prospectus.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

b)	The term "illustrated net premium," is defined by, "Premium minus any illustrated policy loans and surrenders." Because this is the only section of disclosure that the term has been deleted and replaced with the definition.
Policies issued with illustrated Premium, minus any illustrated policy loans and surrenders, that is equal to or greater than $100,000 by the end of the tenth policy year will be issued with no surrender charges for all policy years. This is due to Nationwide paying compensation to the broker-dealer firm spread over a period of five policy years, rather than in the year in which the Premium is received, when the policy is issued with qualifying illustrated Premium, minus any illustrated policy loans and surrenders. This may create a conflict of interest for your financial professional. Consult your financial professional. Failure to meet the illustrated Premium, minus any illustrated policy loans and surrenders, will not result in imposition of a surrender charge.
c)	Nationwide respectfully declines to change the existing disclosure, which contains a cross reference to the Surrender Charge section, except as described. A sentence has been added to the first paragraph of the Reduction of the Base Policy Specified Amount due to a Partial Surrender section to add disclosure related to the applicability of surrender charges, as follows (emphasis added):
When a partial surrender is taken, the Base Policy Specified Amount will be reduced by the amount necessary to prevent an increase in the Net Amount At Risk. The Base Policy Specified Amount reduction will not exceed the partial surrender amount. The policy's charges going forward will be based on the new Base Policy Specified Amount. No surrender charge is assessed at the time of the partial surrender, see Base Policy Specified Amount Decrease.
Please contact me direct at (614) 677-8212 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life and Annuity Insurance Company
/s/ Stephen Jackson
Stephen Jackson
Senior Counsel
cc:	Ms. Rebecca Marquigny
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies